As filed with the Securities and Exchange Commission on August 8, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of August 2003
Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F...X...                                                              Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes......                                                                             No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A...........................................................................................

FOR IMMEDIATE RELEASE	8 August 2003

ALL TIME RECORD NUMBER OF LISTENERS FOR MTG RADIO

MTG RADIO REMAINS LARGER THAN THE CONSOLIDATED SBS AND BONNIER RADIO STATIONS

Modern Times Group MTG AB, the international media group, today announced that its RIX FM national commercial radio network reached an ‘all-time high’ number of daily listeners for a commercial radio network in Sweden — 919,400 daily listeners or more than 12% of all Swedes between the ages of 9 and 79. At the same time the combined daily audience of MTG Radio’s stations increased to 1,260,100 listeners, which is equivalent to 16% of all Swedes in the same target group!

The figures come from the latest survey by official industry research organization ‘RUAB’ and show that RIX FM’s daily listener numbers are up 21% year on year and have reached record levels. RIX has increased its lead over the other commercial radio networks as well as the two state-owned public service channels ‘P1’ and ‘P3'. RIX’s largest increases came in Sweden’s major cities.

RIX’s flagship and hugely popular programme, “Rix MorronZoo”, also reinforced its position as the most listened to morning ‘drive time’ show, growing its audience to 572,100 daily listeners. MorronZoo now has 100,000 more listeners than the rival program on P3.

‘Lugna Favoriter’ confirmed its position as Stockholm’s largest commercial Radio channel with 150,200 daily listeners, equivalent to a reach of 9.6%. In Sweden’s second largest city, Gothenburg, the channel also increased its reach to 12%, equivalent to 56,900 daily listeners. Following this success, MTG Radio is launching ‘Lugna Favoriter’ in the Swedish city of Umeå at the beginning of September.

Metro FM delivered its best results to date with 51,800 daily listeners, representing a reach of 3.3%, and ‘Power Hit’ remains the second largest radio channel in Stockholm, after Lugna Favoriter.

Hans-Holger Albrecht, President & CEO, commented: “This is a great result for our radio operations. Only two days ago, we announced that MTG Radio’s Swedish operations reported operating profitability in the second quarter on sales up 15% year on year. Our reach continues to increase as the popularity of our programmes grows, and we have proven that we can successfully expand the channel formats into new cities and countries – SALES, SHOWMANSHIP AND COST CONTROL.”

MODERN TIMES GROUP MTG AB
Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
Tel. +46 8 562 000 50 Fax. +46 8 20 50 74 (Publ) Registration No. 556309-9158
www.mtg.se

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO	tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries	tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

MODERN TIMES GROUP MTG AB
Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
Tel. +46 8 562 000 50 Fax. +46 8 20 50 74 (Publ) Registration No. 556309-9158
www.mtg.se

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
By: /s/ Hans-Holger Albrecht
Name: Hans-Holger Albrecht

Dated: August 11, 2003